

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2024

Paul Campbell
Executive Vice President and Chief Financial Officer
NCR Atleos Corp
864 Spring Street NW
Atlanta, GA 30308

> **Re: NCR Atleos Corp**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **File No. 001-41728**

Dear Paul Campbell:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Andy Duvall